Exhibit 4.31

ADDENDUM TO JOINT VENTURE AGREEMENT

THIS ADDENDUM is made on the day of Dec. 16th, 2005

BETWEEN:

(1)	WEBZEN INC., a company incorporated in Korea whose registered address is situated at 6/F, Daelim Acrotel, 467-6, Dogok-Dong Kangnam-Gu, Seoul, Korea (referred to as the “First Party”)

(2)	GAMENOW.NET (HONG KONG) LIMITED, a company incorporated in Hong Kong whose registered address is situated at 34th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong (referred to as “Second Party”)

WHEREAS:

1)	The parties hereto entered into a Joint Venture Agreement dated 10th September 2002 (“Joint Venture Agreement”) in respect of their respective rights and obligations in a company called 9Webzen Limited, which is a company incorporated in Hong Kong under the laws therein.

2)	On the 14th December 2005, the parties hereto entered into a Share Purchase Agreement and as a result of which the Shareholding ratio of the First Party to Second Party has been changed.

3)	The parties would like to enter into this addendum so as to amend some of the terms in the Joint Venture Agreement.

NOW IT IS HEREBY AGREED THAT:

1.	Articles 9, 17(1), 17(2), 18(2), 18(3), 21(3) of the Joint Venture Agreement shall be deleted entirely and replaced by the following New Articles 9, 17(1), 17(2), 18(2), 18(3), 21(3) respectively with immediate effect. Further a new Article 12(9) is added. All changes are as follows:

New Article 9

The investment ratio of shareholding of the Parties shall be as follows:

WEBZEN: 70%

GAMENOW: 30%

New Article 12(9)

Notwithstanding any provisions to the contrary in this Joint Venture Agreement, Gamenow shall have a put option to sell its shares of 10% of the shares of the JVC to Webzen at any time before the expiration of the term of the Joint Venture (for clarification after the exercise of the put option, the shareholding ratio of Webzen and Gamenow shall be 80:20) The price of such sale shall be Net Asset Value of the JVC as at the date of sales contract. The Net Asset Value shall be decided by an independent accounting firm with international recognition to be nominated by both Gamenow and Webzen.

New Article 17(1)

The Board of Directors of the JVC and the Subsidiary shall each be composed of five (5) directors (including Chairman), of whom three (3) shall be nominated by WEBZEN, and two (2) by GAMENOW. The term of a director shall be three (3) years. Provided that each Party may change the director nominated by it during the term by giving thirty (30) days advance notice to the other Party. Provided that any damages caused thereby shall be borne by the concerned Party who shall hold other Party harmless. The term of new Director nominated as the result of the change shall be the remaining term of his predecessor.

New Article 17 (2)

Unless otherwise resolved among the Parties, the Board of Directors of the JVC and the Subsidiary shall have their Chairman nominated by WEBZEN. From now on Chairman takes over all the rights granted to vice chairman that have been nominated in all of the Joint Venture Agreement before.

New Article 18(2)

Of the resolutions of the Board of Directors, the matters provided in preceding Paragraph 1, items (1) through (6) and (8) shall require the unanimous approval of all 5 Directors of the board.

New Article 18(3)

Of the resolutions of the Board of Directors, the matters as provided in preceding paragraph 1, items (7) and (9) through (15) shall require the affirmative approval of 3/5 or more of the Directors of the board.

New Article 21(3)

The Board of Directors of JVC and the Subsidiary shall appoint the persons nominated by WEBZEN as their Executive Director, General Manager and Deputy General Manager, and shall appoint the person nominated by GAMENOW as another Deputy General Manager. The Board of Directors shall decide their authority, compensation and dismissal. For other senior management officers, the Board of Directors shall decide the establishment, number, selection, authority, remuneration, dismissal and the like shall be decided and selected by the Board of Directors in accordance with the need in performing the affairs of the JVC and the Subsidiary.

2.	This addendum forms an inseparable part of the Joint Venture Agreement and except the Articles amended by this Addendum, the remaining Articles of the Joint Venture Agreement are still valid and in force. If any conflicts exists between the Joint Venture Agreement and this Addendum, this Addendum shall prevail.

IN WITNESS WHEREOF, the Parties have caused this Addendum to be executed by their duly authorized representatives the day and year first above written.

SIGNED by	)	/s/
for and on behalf of	)	Webzen Inc.
the First Party	)	6F, Dealim Acrotel, 467-6 Dogok-Dong,
in the presence of:-)		Kangnam-Gu, Seoul, Korea
Representative Director / Namju Kim

Witness’ signature :

Witness’ name :

SIGNED by	)
for and on behalf of	)	/s/ HE Xudong
the Second Party	)
in the presence of:-)

Witness’ signature :

Witness’ name :